SECURE COMPUTING CORPORATION

4810 Harwood Road

San Jose, CA 95124

PRIVILEGED AND CONFIDENTIAL

SUBMITTED VIA EDGAR

March 7, 2007

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Christine Davis

Re:	Secure Computing Corporation
Response to SEC Review Comments dated 3/6/2007
Commission file no: 000-27074

Ladies and Gentlemen:

This letter is in response to a letter dated March 6, 2007 to Secure Computing Corporation regarding Secure’s Form 10-Q for the fiscal quarter ended September 30, 2006 (the “Comment Letter”).

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page 6

1.	We note your response to prior comment number 1. According to your response, your allocations are based on purchase order values for each element because using these values results in an allocation similar to that which would have been obtained had the list price been used. Tell us whether you considered presenting revenue that cannot be allocated to individual elements as a separate line item. Further, explain how you concluded that a presentation based on list prices is meaningful to readers of your financial statements when, for purposes of revenue recognition, paragraph 10 of SOP 97-2 requires allocations be based on VSOE regardless of purchase order or list prices.

Company Response: We did not consider presenting revenue that cannot be allocated to individual elements as a separate line item for the following reasons. In complying with the requirements of Rule 5-03(1) of Regulation S-X, which does not specifically suggest a separate line item presentation of revenue falling into this category, we made the determination that the most appropriate presentation was an appropriate allocation of the revenue between products and services for the following reasons:

•	In the current periods being presented, revenue falling into this category is immaterial to our total reported revenue;

•

In the longer-term (within 12 months), although the revenue falling into this category may become more material over that time period, we expect to be able to establish VSOE of fair value on the CipherTrust related revenue stream (which represents the majority of the revenue falling into this category) and therefore those revenue streams will be reported as either products or services at that time and beyond. At that time, we expect to report revenues based on the value of each element based on VSOE, which we expect will continue to approximate an allocation proportionate to list price for reasons documented in our prior response and included below for your reference. For comparability purposes in the future, we feel it is most useful to the readers of our financial statements to report the current revenue streams as an allocation between products and services since in the longer-term we expect to report revenue on those two line items and we believe our current method approximates a materially similar presentation.

To address why we feel that a presentation based on list price is meaningful to the readers of our financial statements and most appropriate under Rule 5-03(1), we considered the fact that we are NOT able to establish VSOE and therefore cannot allocate revenue in that manner, and we further considered that a rational method of allocation would be more meaningful than a separate line item (as discussed above). To further explain why we feel that an allocation that approximates ‘list price’ is most appropriate, it is important to discuss the nature of our list prices. We employ a group of Product Marketing Managers who are responsible for setting list price. List prices are set at price points that are consistent and competitive with the current market conditions, thus list price represents the relative value of the each component when being purchased by our customers and in our customer’s eyes. We feel that this relative value, or a proportionate allocation of such, is the best representation in our financial statements.

As noted below, we have found that with the majority of our orders where we are able to establish VSOE, the actual prices paid by our customers for each element are proportionate with our list pricing.

For Reference Only:

Prior Company Response to letter dated 2/27/07: In determining what we feel is the most appropriate method for allocation, we concluded that using an allocation that is proportionate to list price was most representative of the true value of each element that is being sold. One way to do this would be to manually analyze each order and redistribute the total dollars on the purchase order in proportion to the list price of each element. However, it has been our experience that we very rarely will receive a purchase order that contains an individual element discounted significantly more than the other elements on the purchase order. These findings are based on the fact that senior management (CFO, SVP of Sales and the VP of Finance) are required (by an internal policy) to review and approve all orders that are discounted beyond a nominal level. Therefore, by using the purchase order value for each element, we arrive at what would be materially the same allocation, as if we would have used list price, and are able to do so in the most practicable and cost effective manner. Further, this provides the best matching of revenue with cost of sales and therefore the best representation of gross margins. Management believes that the method of allocation being used and reported provides the most useful information to the shareholders as well as management in evaluating the contribution of products and services.

The undersigned acknowledges the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at 408-979-6100 with questions or our legal counsel, Kyle Guse of Heller Ehrman, LLP, at 650-324-6715.

Very truly yours,

/s/ Tim Steinkopf
Tim Steinkopf
Chief Financial Officer and Senior Vice President

cc: Kyle Guse

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